

June 16, 2011

Via E-mail
Mr. Philip D. Ankeny
Senior Vice President and Chief Financial Officer
SurModics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344

   Re: SurModics, Inc.
     Form 10-K for Fiscal Year Ended September 30, 2010
     Form 10-Q for the Quarter Ended December 31, 2010
     File No. 000-23837

Dear Mr. Ankeny:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Melissa N. Rocha

        Melissa N. Rocha
        Accounting Branch Chief